767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

February 10, 2021

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Austerlitz Acquisition Corporation II

Draft Registration Statement on Form S-1

Submitted January 12, 2021

CIK No. 0001839191

Ladies and Gentlemen:

On behalf of our client, Austerlitz Acquisition Corporation II, a Cayman Islands exempted company (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated February 8, 2021, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001839191) confidentially submitted with the Commission on January 12, 2021 (the “Registration Statement”). We are concurrently filing via EDGAR the Registration Statement. The changes reflected in the Registration Statement include those made in response to the Staff’s comment and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Draft Registration Statement on Form S-1 submitted January 12, 2021

Risk Factors, page 44

1.

We note that your risk factor disclosures on pages 69, 72, and 75 indicate each publicly offered unit will consist of one-third instead of one-fourth of one warrant as disclosed in The Offering section on page 15. Please revise your disclosures accordingly.

Securities and Exchange Commission

February 10, 2021

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 71, 74 and 77 accordingly.

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Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch
Alexander Lynch

cc:	Michael L. Gravelle

General Counsel and Corporate Secretary

Austerlitz Acquisition Corporation II

Frank Knapp

Shannon Menjivar

Jonathan Burr

Maryse Mills-Apenteng

Securities and Exchange Commission